SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

Northwest Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

66737P600

(CUSIP Number)

December 22, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒       Rule 13d-1(b)

☐       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 66737P600	SCHEDULE 13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) CF Woodford Equity Income Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,316,679 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,316,679 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,316,679 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9% (See Item 4)
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 66737P600	SCHEDULE 13G	Page 3 of 6

Item 1(a).	Name of Issuer:

Northwest Biotherapeutics, Inc. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:

4800 Montgomery Lane, Suite 800
Bethesda, MD 20814

Items 2(a),

(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Amendment No. 2 to Schedule 13G is being filed on behalf of CF Woodford Equity Income Fund (the "Reporting Person").

The principal business office of the Reporting Person is 40 Dukes Place, London, EC3A 7NH, United Kingdom. For citizenship, see Item 4 of the cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the "Common Stock").

Item 2(e).	CUSIP Number:

66737P600

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐ 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP NO. 66737P600	SCHEDULE 13G	Page 4 of 6

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)        Amount beneficially owned:

18,316,679 shares of Common Stock.

(b)        Percent of class:

Based on 154,523,139 shares of Common Stock of the Issuer outstanding as of as of December 22, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on December 28, 2016, the Reporting Person holds approximately 11.9% of the issued and outstanding Common Stock of the Issuer.

(c)        Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 18,316,679 shares of Common Stock*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose of or direct the disposition of: 18,316,679 shares of Common Stock*

*This statement is being filed on behalf of CF Woodford Equity Income Fund (the “Woodford Fund”). Woodford Investment Management Ltd (“WIM”) is the Manager of the Woodford Fund, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer beneficially owned by the Woodford Fund. The Woodford Fund may also be deemed to be the beneficial owner of such shares of Common Stock of the Issuer because the Management Agreement between the Woodford Fund and WIM may be terminated at any time upon 60 days’ notice.

CUSIP NO. 66737P600	SCHEDULE 13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 66737P600	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2016

CF WOODFORD EQUITY INCOME FUND
by: Woodford Investment Management Ltd, its Manager

By:	/s/ Simon Osborne
Name:	Simon Osborne
Title:	Head of Compliance and
Authorized Signatory

This Amendment No. 2 to Schedule 13G is being filed on behalf of CF Woodford Equity Income Fund (the “Woodford Fund”). Woodford Investment Management Ltd (“WIM”) is the Manager of the Woodford Fund, and has investment discretion over securities held by the Woodford Fund.